May 23, 2017

Dear Fellow Shareholder,

On behalf of your Board of Directors, I am pleased to provide an overview of the activities of Northern Dynasty Minerals (“Northern Dynasty”) over the past year, and our expectations for the year ahead. Additional information can be found within the Company’s year-end financial statements and online at www.sedar.com or www.northerndynastyminerals.com.

Should you have questions concerning the proxy materials provided, please contact our Investor Relations personnel at 604-684-6365 or toll-free at 1-800-667-2114.

For Northern Dynasty, the past year has been a tumultuous and productive time.

The global mining sector started 2016 in the doldrums of an extended bear market that had gripped our industry for the previous four years. However, this quickly gave way to a period of substantial stock market outperformance for the materials sub-sector (TSX Materials sub-index + 39% in 2016) and our Company in particular (+559% in 2016). I’m proud to say that Northern Dynasty was the 8th best performing stock on the Toronto Stock Exchange last year.

While 2016 saw some recovery in the share prices of mining stocks, it is also true that the mining sector continued to exhibit strong cyclicality and low investment rates in new mine capacity – particularly for copper and, to a lesser extent, gold. Given the consensus medium-term outlook for copper and gold, we believe that Pebble has an exciting future.

As a reminder, Northern Dynasty owns 100% of the Pebble Limited Partnership (“PLP”) and its world-class Pebble deposit. We have drilled more than 1,300 diamond drills holes into the Pebble resource and surrounding lands, amounting to more than 1 million feet of core. As a result of that effort, our extensive resource database includesi:

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6.44 billion tonnes of measured and indicated resources grading 0.40% copper, 0.34 g/t gold, 240 ppm molybdenum and 1.66 g/t silver containing 57 billion pounds of copper, 70 million ounces of gold, 3.4 billion pounds of molybdenum and 344 million ounces of silver; and

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4.46 billion tonnes of inferred mineral resources grading 0.25% copper, 0.26 g/t gold, 222 ppm molybdenum and 1.19 g/t silver, containing 24.5 billion pounds of copper, 37 million ounces of gold, 2.2 billion pounds of molybdenum and 170 million ounces of silver.

For many reasons, related to both supply and demand, we believe that mineral commodity price trends will be constructive for Pebble in the years ahead.

As a singular example, I would note that many forecasters are heralding the future mass adoption of electric vehicles (EV’s) as among the most compelling consumer trends of the coming decade, in addition to other ‘green’ technology applications. What many consumers overlook in their rush to green our world, however, is the dominant and irreplaceable role that copper must play in EVs, in solar and wind power generation – in fact, in virtually every green power or energy efficiency process or application currently being commercialized.

The world needs copper, now more than ever. And Pebble possesses more copper than any other undeveloped resource on the planet.

I believe a key element to Pebble’s value and future is its “optionality” and the opportunity for mine development to take on different sizes and formats. This is made possible by Pebble’s size and scale, deposit geometry and grade. Pebble is I believe relatively unique in this respect. This optionality will assist in a safe, responsible, and rewarding development which meets our goals and the goals of our shareholders and respects and safeguards all that the people in Western Alaska hold important.

As for Northern Dynasty and its achievements in advancing the Pebble Project over the past 12 months, I am pleased to report that our multi-year, multi-prong strategy to defend your asset has succeeded!

On May 12, 2017, we announced that PLP and the US Environmental Protection Agency (EPA) had reached a settlement agreement with respect to the parties' longstanding legal dispute over the federal agency's pre-emptive regulatory action under Section 404(c) of the Clean Water Act.

Under the terms of the agreement, EPA has agreed the Pebble Project can proceed into normal course permitting under the Clean Water Act (CWA) and National Environmental Policy Act (NEPA). In particular, EPA has agreed it will not file a Recommended Determination under CWA 404(c) until a final Environmental Impact Statement (EIS) for the Pebble Project has been completed by the US Army Corps of Engineers (the "Corps") -- so long as that occurs within a period of four years following the settlement agreement and PLP files permit applications within 30 months of the date of the settlement agreement.

Significantly, EPA also agreed to initiate a process to withdraw the Proposed Determination it issued under CWA 404(c) in July 2014. In return, the Pebble Partnership has agreed to terminate permanently and with prejudice two lawsuits it brought against EPA: an action under the Federal Advisory Committee Act and an action under the Freedom of Information Act.

Northern Dynasty never sought special treatment for Pebble. Rather, we have only sought the right to propose a development plan and to have that plan fairly evaluated by federal and state regulators within the well-established and science-based CWA and NEPA permitting process.

The right to due process under the law is precisely what EPA Administrator Scott Pruitt underlined in his comments on Pebble’s landmark agreement. “We are committed to due process and the rule of law, and regulations that are 'regular',” he said. “The agreement will not guarantee or prejudge a particular outcome, but will provide Pebble a fair process for their permit application and help steer EPA away from costly and time-consuming litigation. We are committed to listening to all voices as this process unfolds.”

And now, of course, Northern Dynasty and the Pebble Partnership are moving on to prepare a permit application to initiate a Corps’-led EIS process. We have every confidence that an objective, science-based assessment of our project will ultimately lead to a positive Record of Decision and a project that not only benefits our shareholders, but all Alaskans – while co-existing with the various industries of Bristol Bay.

In addition to our successful effort to defend Pebble’s right to due process, the past year has also seen significant advancement in other priority areas:

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Re-partnering –Northern Dynasty remains focused on re-partnering for the successful development of Pebble. Based on Pebble’s development optionality, the recent resolution we achieved with EPA and the complete lack of world-class copper-gold projects, we believe that we will be successful in securing a partner(s) with the means and the commitment to advance Pebble in a timely way and one that shares our vision for environmental and social performance.

•	Project Design – We are engineering Pebble to define a project that is more responsive to regulatory and public priorities and concerns.

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Re-engagement with Alaskans – The Pebble Partnership is moving forward with a number of initiatives to re-position Pebble for permitting success. Just last week we announced an Advisory Committee of prominent Alaskan and national figures to provide independent, external advice as the Pebble Project advances into permitting.

We have much to look forward to in the year ahead – most notably, the prospect of re-partnering Pebble and advancing an environmentally sound and socially responsible project into federal and state permitting. We believe there is tremendous value to be unlocked for our patient shareholders, and real benefits to be delivered for Alaska and the United States.

Last year in this letter, I said “we are optimistic that the future [of Pebble] will be less about protecting your asset and more about advancing it.” That’s precisely where we stand today, and I thank all of our shareholders for your conviction and your support.

Northern Dynasty’s Annual General Meeting will be held at 11 am on June 23, 2017 at 1055 West Georgia Street, 15th floor, Vancouver, BC, Canada. I look forward to speaking to you then.

Sincerely,

“Ronald Thiessen”

Ronald Thiessen
President and Chief Executive Officer

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iAt a 0.30% copper equivalent cut-off. Metal prices used for equivalency are US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West zone and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East zone. Estimated by David Gaunt, PGeo in 2014, a qualified person who is not independent of Northern Dynasty.